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                                         For:  SierraCities.com Inc.

                                     Contact:  Sandy Ho, Chief Financial Officer
                                               Alan L. Langus, EVP
                                               (914) 286-6365

FOR IMMEDIATE RELEASE                          Morgen-Walke Associates
                                               Investors:  Teresa Thuruthiyil
                                               Media:  Christopher Katis
                                               (415) 296-7383
                                               Wire Services: Eric Gonzales
                                               (212) 850-5600


                  SIERRACITIES.COM COMPLETES SALE OF UK ASSETS

HOUSTON, TX, December 26, 2000--SierraCities.com Inc. (Nasdaq: BTOB), an innovator of technology solutions for online B2B financing, announced that it has successfully completed the sale of its two of its three wholly owned UK-based leasing subsidiaries, and has closed the sale of the third UK subsidiary in escrow as of December 22, 2000. The escrow on this third sale is scheduled to close on December 27, 2000. The net result of these three sales is an aggregate $10 million in net cash proceeds, after the repayment of bank debt related to the UK subsidiaries and after closing expenses. Once the last of these transactions is finalized, SierraCities will have exited its business in the United Kingdom. SierraCities' merger agreement with VerticalNet, Inc. (Nasdaq: VERT) obligated SierraCities to use reasonable best efforts to sell these assets. The transaction will result in an approximate pre-tax loss of $21 million for SierraCities.com, $13 million of which relates to the write-off of goodwill. These amounts are consistent with the amounts disclosed in VerticalNet's Registration Statement on Form S-4 relating to the merger agreement.

      SierraCities.com is an innovator of technology solutions for B2B financing. The Company's technology platform supports real time funding of e-commerce transactions through one of the most comprehensive online business financing fulfillment solutions available. SierraCities.com's credit technologies enable B2B e-commerce by empowering businesses to complete transactions more quickly, thereby gaining time and cost efficiencies. SierraCities.com's infrastructure solution automates much of the process involved in customer
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acquisition, application, data retrieval, data warehousing, underwriting, documentation, servicing, collections, funding, auditing, and data mining. For more information, please visit our Web site at www.SierraCities.com.

This release may contain forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including the risk that the Company may be unable to obtain regulatory approval for the Internet bank in the future in the event that the Company decides to pursue this course of action, the outcome of the exploration of the division of the Company's operations and the state of the secondary market for sales of the Company's financial assets. Readers should not place undue reliance on forward-looking statements, which reflect SierraCities.com's management's view only as of the date hereof. SierraCities.com undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances. Readers should also carefully review the risk factors described in documents SierraCities.com files from time to time with the Securities and Exchange Commission, including Form 10-K for the year ended December 31, 1999.

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